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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

February 28, 2013

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

VIA EDGAR CORRESPONDENCE

Re:	Ohio National Variable Account A

The Ohio National Life Insurance Company

SEC File No. 811-1978

CIK No. 0000073981

Ladies and Gentlemen:

Pursuant to Rule 30e-2 of the Investment Company Act of 1940, Ohio National Variable Account A hereby incorporates by reference such annual reports of the management companies available in Ohio National Variable Account A for the fiscal period ended December 31, 2012. Such annual reports shall be transmitted to beneficial shareholders within 60 days after the close of the fiscal period ended December 31, 2012 as required under Rule 30e-1 of the Investment Company Act of 1940.

Should you have any questions or comments, please contact me at (513) 794-6278.

Sincerely,

/s/ Kimberly A. Plante
Kimberly A. Plante
Senior Associate Counsel